 

California Secretary of State
Electronic Filing

FILED
Secretary of State
State of California

LLC Registration – Articles of Organization

Entity Name:	Griggs Mutual Holdings LLC

Entity (File) Number:	202005910102
File Date:	02/18/2020
Entity Type:	Domestic LLC
Jurisdiction:	California

Detailed Filing Information

1. **Entity Name:**

   Griggs Mutual Holdings LLC

2. **Business Addresses:**

   a. Initial Street Address of Designated Office in California:

   6080 Hamner Ave. Suite 103
   Eastvale, California 91752
   United States

   b. Initial Mailing Address:

   12523 Limonite Ave. #440-270
   Eastvale, California 91752
   United States

3. **Agent for Service of Process:**

   Timothy Griggs
   6080 Hamner Ave. Suite 103
   Eastvale California 91752
   United States

4. **Management Structure:**

   One Manager

5. **Purpose Statement:**

   The purpose of the limited liability company is to engage in any lawful act or activity for which a limited liability company may be organized under the California Revised Uniform Limited Liability Company Act.

Electronic Signature:

The organizer affirms the information contained herein is true and correct.

Organizer: Timothy Griggs

Use bizfile.sos.ca.gov for online filings, searches, business records, and resources.



PETER ALDANA
COUNTY OF RIVERSIDE
ASSESSOR-COUNTY CLERK-RECORDER

Mail To: P.O. Box 751, Riverside, CA 92502-0751 -- (951) 486-7000

OFFICE OF THE COUNTY CLERK

FICTITIOUS BUSINESS NAME STATEMENT

SEE REVERSE SIDE FOR FEES AND INSTRUCTIONS

- USE BLACK INK ONLY -
MUST BE TYPED OR PRINTED
INITIAL CROSS OUTS
NO WHITE OUT ALLOWED

CLERK'S USE ONLY
$______ Fee # ______ Receipt
Comment ______

FILED
County of Riverside
Peter Aldana
Assessor-County Clerk-Recorder
R-202004614
04/29/2020 04:21 PM Fee: $ 76.00
Page 1 of 2

THE FOLLOWING PERSON(S) IS (ARE) DOING BUSINESS AS:

1a. Fictitious Business Name (If more than one business name at same address - Attach Supplemental Sheet)
TGS

1b. List COMPLETE Physical Business Address (No P.O. Boxes or Postal Facilities)
6080 Hamner Ave. Ste 103, Eastvale, CA 91752

1c. Name of County (where business is located)
Riverside

Mailing Address (If different than business address -- optional)

2a. Registrant Information (Individual, Corp., LLC, Gen. Partner, etc.)
GRIGGS MUTUAL HOLDINGS LLC
If individual-spell out first, middle and last names (use dash if no middle name)
6080 Hamner Ave. Ste 103
Residence Address (if Corp. or LLC enter the physical address of the Corp./LLC)
Eastvale CA 91752
City State Zip
List State of Corp./LLC. Must be registered in California: California

2b. Registrant Information (Individual, Corp., LLC, Gen. Partner, etc.)
If individual-spell out first, middle and last names (use dash if no middle name)
Residence Address (if Corp. or LLC enter the physical address of the Corp./LLC)
City State Zip
List State of Corp./LLC. Must be registered in California

2c. Registrant Information (Individual, Corp., LLC, Gen. Partner, etc.)
If individual-spell out first, middle and last names (use dash if no middle name)
Residence Address (if Corp. or LLC enter the physical address of the Corp./LLC)
City State Zip
List State of Corp./LLC. Must be registered in California

2d. Registrant Information (Individual, Corp., LLC, Gen. Partner, etc.)
If individual-spell out first, middle and last names (use dash if no middle name)
Residence Address (if Corp. or LLC enter the physical address of the Corp./LLC)
City State Zip
List State of Corp./LLC. Must be registered in California

3. This business is conducted by: (If More Than four Registrants - Attach Additional Sheet Showing Owner Information)
☐ Individual ☐ Married Couple ☐ Trust ☐ Corporation ☐ General Partnership
☐ A Limited Partnership ☐ Co-partners ☐ Joint Venture ☒ Limited Liability Company ☐ Limited Liability Partnership
☐ An Unincorporated Association - other than a partnership ☐ State or Local Registered Domestic Partnership

4. ☐ Registrant has not yet begun to transact business under the fictitious name(s) listed above.
☒ Registrant commenced to transact business under the fictitious business name(s) listed above on 04/01/2019

I declare that all the information in this statement is true and correct. (A registrant who declares as true any material matter pursuant to Section 17913 of the Business and Professions Code that the registrant knows to be false is guilty of a misdemeanor punishable by a fine not to exceed one thousand dollars ($1,000).)

5. Signature(s) [signature]
(Only one is required)

Typed or Printed Name(s) Timothy -- Griggs

If Limited Liability Company/Corporation, Title Managing Member

QC'D BY: ______

THIS STATEMENT WAS FILED WITH THE COUNTY CLERK OF RIVERSIDE COUNTY ON DATE INDICATED BY FILE STAMP ABOVE

NOTICE-IN ACCORDANCE WITH SUBDIVISION (a) OF SECTION 17920, A FICTITIOUS BUSINESS NAME STATEMENT GENERALLY EXPIRES AT THE END OF FIVE YEARS FROM THE DATE ON WHICH IT WAS FILED IN THE OFFICE OF THE COUNTY CLERK, EXCEPT, AS PROVIDED IN SUBDIVISION (b) OF SECTION 17920, WHERE IT EXPIRES 40 DAYS AFTER ANY CHANGE IN THE FACTS SET FORTH IN THIS STATEMENT PURSUANT TO SECTION 17913 OTHER THAN A CHANGE IN THE RESIDENCE ADDRESS OF A REGISTERED OWNER. A NEW FICTITIOUS BUSINESS NAME STATEMENT MUST BE FILED BEFORE THE EXPIRATION. THE FILING OF THIS STATEMENT DOES NOT OF ITSELF AUTHORIZE THE USE IN THIS STATE OF A FICTITIOUS BUSINESS NAME IN VIOLATION OF THE RIGHTS OF ANOTHER FEDERAL, STATE OR COMMON LAW (SEE SECTION 14411 ET SEQ., BUSINESS AND PROFESSIONAL CODE).

I HEREBY CERTIFY THAT THIS COPY IS A CORRECT COPY OF THE ORIGINAL STATEMENT ON FILE IN MY OFFICE.

PETER ALDANA

RIVERSIDE COUNTY CLERK

By ______, Deputy

ACR 500 (Rev. 08/2019)
Available in Alternate Formats
Page 1 of 4

FICTITIOUS BUSINESS NAME
ADDITIONAL INFORMATION
(Business & Registrant names)

FBN/ABANDONMENT
FBN FILE NUMBER: _____

PLEASE TYPE OR PRINT LEGIBLY IN BLACK INK

FILED
County of Riverside
Peter Aldana
Assessor-County Clerk-Recorder
R-202004614
04/29/2020 04:21 PM   Fee: $76.00

ADDITIONAL BUSINESS NAME(S)

(1)
TGS Financial System

(2)
The Good Steward Financial System

(3)
The Good Steward

(4)
Griggs Home Solutions

(5)
G Mutual Investments

ADDITIONAL REGISTRANT NAME(S)

Name of Registrant – First, Middle and Last for individual or name of Corp./LLC	Name of Registrant – First, Middle and Last for individual or name of Corp./LLC
Residence Address (if Corp. or LLC enter the physical address of Corp./LLC)	Residence Address (if Corp. or LLC enter the physical address of Corp./LLC)
City State Zip	City State Zip
If Corp., or LLC, then identify state of incorporation or organization (must be registered in CA).	If Corp., or LLC, then identify state of incorporation or organization (must be registered in CA).
Name of Registrant – First, Middle and Last for individual or name of Corp./LLC	Name of Registrant – First, Middle and Last for individual or name of Corp./LLC
Residence Address (if Corp. or LLC enter the physical address of Corp./LLC)	Residence Address (if Corp. or LLC enter the physical address of Corp./LLC)
City State Zip	City State Zip
If Corp., or LLC, then identify state of incorporation or organization (must be registered in CA).	If Corp., or LLC, then identify state of incorporation or organization (must be registered in CA).
Name of Registrant – First, Middle and Last for individual or name of Corp./LLC	Name of Registrant – First, Middle and Last for individual or name of Corp./LLC
Residence Address (if Corp. or LLC enter the physical address of Corp./LLC)	Residence Address (if Corp. or LLC enter the physical address of Corp./LLC)
City State Zip	City State Zip
If Corp., or LLC, then identify state of incorporation or organization (must be registered in CA).	If Corp., or LLC, then identify state of incorporation or organization (must be registered in CA).

I HEREBY CERTIFY THAT THIS IS A CORRECT COPY OF THE ORIGINAL STATEMENT ON FILE IN MY OFFICE.

By _____, Deputy

PETER ALDANA
Assessor, County Clerk, Recorder
County of Riverside

ACR 501 (Rev. 07/2014)

Available in Alternate Formats



Secretary of State
Statement of Information
(Limited Liability Company)

| LLC-12 |

20-B10687

FILED

In the office of the Secretary of State
of the State of California

MAR 05, 2020

This Space For Office Use Only

IMPORTANT — Read instructions **before** completing this form.

Filing Fee – $20.00

Copy Fees – First page $1.00; each attachment page $0.50;
Certification Fee - $5.00 plus copy fees

1. Limited Liability Company Name (Enter the exact name of the LLC. If you registered in California using an alternate name, see instructions.)

GRIGGS MUTUAL HOLDINGS LLC

2. 12-Digit Secretary of State File Number	3. State, Foreign Country or Place of Organization (only if formed outside of California)
202005910102	CALIFORNIA

4. Business Addresses

	City (no abbreviations)	State	Zip Code
a. Street Address of Principal Office - Do not list a P.O. Box 6080 Hamner Ave Suite 103	Eastvale	CA	91752
b. Mailing Address of LLC, if different than Item 4a 12523 Limonite Ave. No. 440-270	Eastvale	CA	91752
c. Street Address of California Office, if Item 4a is not in California - Do not list a P.O. Box 6080 Hamner Ave Suite 103	Eastvale	CA	91752

5. Manager(s) or Member(s) If no **managers** have been appointed or elected, provide the name and address of each **member**. At least one name **and** address must be listed. If the manager/member is an individual, complete Items 5a and 5c (leave Item 5b blank). If the manager/member is an entity, complete Items 5b and 5c (leave Item 5a blank). Note: The LLC cannot serve as its own manager or member. If the LLC has additional managers/members, enter the name(s) and addresses on Form LLC-12A (see instructions).

a. First Name, if an individual - Do not complete Item 5b	Middle Name	Last Name	Suffix
Timothy		Griggs	

b. Entity Name - Do not complete Item 5a

c. Address	City (no abbreviations)	State	Zip Code
6080 Hamner Ave Suite 103	Eastvale	CA	91752

6. Service of Process (Must provide either Individual OR Corporation.)

INDIVIDUAL – Complete Items 6a and 6b only. Must include agent's full name and California street address.

a. California Agent's First Name (if agent is not a corporation)	Middle Name	Last Name	Suffix
Timothy		Griggs	

b. Street Address (if agent is not a corporation) - Do not enter a P.O. Box	City (no abbreviations)	State	Zip Code
6080 Hamner Ave Suite 103	Eastvale	CA	91752

CORPORATION – Complete Item 6c only. Only include the name of the registered agent Corporation.

c. California Registered Corporate Agent's Name (if agent is a corporation) – Do not complete Item 6a or 6b

7. Type of Business

a. Describe the type of business or services of the Limited Liability Company

Financial App systems and RE Wholesaling

8. Chief Executive Officer, if elected or appointed

a. First Name	Middle Name	Last Name	Suffix
Timothy		Griggs	

b. Address	City (no abbreviations)	State	Zip Code
6080 Hamner Ave Suite 103	Eastvale	CA	91752

9. The Information contained herein, including any attachments, is true and correct.

03/05/2020	Timothy Griggs	CEO - Owner	
Date	Type or Print Name of Person Completing the Form	Title	Signature

Return Address (Optional) (For communication from the Secretary of State related to this document, or if purchasing a copy of the filed document enter the name of a person or company and the mailing address. This information will become public when filed. SEE INSTRUCTIONS BEFORE COMPLETING.)

Name: ⌐　　　　　　　　　　　　　　　　　¬

Company:

Address:

City/State/Zip: ∟　　　　　　　　　　　　　⌐

LLC-12 (REV 01/2017)　　　　　　　　Page 1 of 1　　　　　2017 California Secretary of State
www.sos.ca.gov/business/be



PETER ALDANA
COUNTY OF RIVERSIDE
ASSESSOR-COUNTY CLERK-RECORDER

Mail To. P.O. Box 751, Riverside, CA 92502-0751 -- (951) 486-7000

OFFICE OF THE COUNTY CLERK

FICTITIOUS BUSINESS NAME STATEMENT

COUNTY CLERK'S FILING STAMP

SEE REVERSE SIDE FOR FEES AND INSTRUCTIONS

- USE BLACK INK ONLY -
MUST BE TYPED OR PRINTED
INITIAL CROSS OUTS
NO WHITE OUT ALLOWED

CLERK'S USE ONLY
$ ______ Fee # ______ Receipt
Comments ______

THE FOLLOWING PERSON(S) IS (ARE) DOING BUSINESS AS:

1a. Fictitious Business Name (If more than one business name at same address - Attach Supplemental Sheet)
TGS

1b. List COMPLETE Physical Business Address (No P.O. Boxes or Postal Facilities)
6080 Hamner Ave. Ste 103, Eastvale, CA 91752
Mailing Address (If different than business address – optional)

1c. Name of County (where business is located)
Riverside

2a. Registrant Information (Individual, Corp., LLC, Gen. Partner, etc.)
GRIGGS MUTUAL HOLDINGS LLC
If individual-spell out first, middle and last names (use dash if no middle name)
6080 Hamner Ave. Ste 103
Residence Address (if Corp. or LLC enter the physical address of the Corp./LLC)
Eastvale | CA | 91752
City | State | Zip
List State of Corp./LLC. Must be registered in California: California

2b. Registrant Information (Individual, Corp., LLC, Gen. Partner, etc.)
If individual-spell out first, middle and last names (use dash if no middle name)
Residence Address (if Corp. or LLC enter the physical address of the Corp./LLC)
City | State | Zip
List State of Corp./LLC. Must be registered in California

2c. Registrant Information (Individual, Corp., LLC, Gen. Partner, etc.)
If individual-spell out first, middle and last names (use dash if no middle name)
Residence Address (if Corp. or LLC enter the physical address of the Corp./LLC)
City | State | Zip
List State of Corp./LLC. Must be registered in California

2d. Registrant Information (Individual, Corp., LLC, Gen. Partner, etc.)
If individual-spell out first, middle and last names (use dash if no middle name)
Residence Address (if Corp. or LLC enter the physical address of the Corp./LLC)
City | State | Zip
List State of Corp./LLC. Must be registered in California

3. This business is conducted by: (If More Than four Registrants - Attach Additional Sheet Showing Owner Information)
☐ Individual ☐ Married Couple ☐ Trust ☐ Corporation ☐ General Partnership
☐ A Limited Partnership ☐ Co-partners ☐ Joint Venture ☒ Limited Liability Company ☐ Limited Liability Partnership
☐ An Unincorporated Association - other than a partnership ☐ State or Local Registered Domestic Partnership

4. ☐ Registrant has not yet begun to transact business under the fictitious name(s) listed above.
☒ Registrant commenced to transact business under the fictitious business name(s) listed above on 04/01/2019

I declare that all the information in this statement is true and correct. (A registrant who declares as true any material matter pursuant to Section 17913 of the Business and Professions Code that the registrant knows to be false is guilty of a misdemeanor punishable by a fine not to exceed one thousand dollars ($1,000).)

5. Signature(s) [signature]
(Only one is required)

Typed or Printed Name(s) Timothy -- Griggs

If Limited Liability Company/Corporation, Title Managing Member

QC'D BY: ______

THIS STATEMENT WAS FILED WITH THE COUNTY CLERK OF RIVERSIDE COUNTY ON DATE INDICATED BY FILE STAMP ABOVE

NOTICE-IN ACCORDANCE WITH SUBDIVISION (a) OF SECTION 17920, A FICTITIOUS BUSINESS NAME STATEMENT GENERALLY EXPIRES AT THE END OF FIVE YEARS FROM THE DATE ON WHICH IT WAS FILED IN THE OFFICE OF THE COUNTY CLERK, EXCEPT, AS PROVIDED IN SUBDIVISION (b) OF SECTION 17920, WHERE IT EXPIRES 40 DAYS AFTER ANY CHANGE IN THE FACTS SET FORTH IN THIS STATEMENT PURSUANT TO SECTION 17913 OTHER THAN A CHANGE IN THE RESIDENCE ADDRESS OF A REGISTERED OWNER. A NEW FICTITIOUS BUSINESS NAME STATEMENT MUST BE FILED BEFORE THE EXPIRATION. THE FILING OF THIS STATEMENT DOES NOT OF ITSELF AUTHORIZE THE USE IN THIS STATE OF A FICTITIOUS BUSINESS NAME IN VIOLATION OF THE RIGHTS OF ANOTHER FEDERAL, STATE OR COMMON LAW (SEE SECTION 14411 ET SEQ., BUSINESS AND PROFESSIONAL CODE).

I HEREBY CERTIFY THAT THIS COPY IS A CORRECT COPY OF THE ORIGINAL STATEMENT ON FILE IN MY OFFICE.

PETER ALDANA

RIVERSIDE COUNTY CLERK

By ______________________, Deputy

ACR 500 (Rev. 09/2019)

FICTITIOUS BUSINESS NAME
ADDITIONAL INFORMATION
(Business & Registrant names)

FBN/ABANDONMENT
FBN FILE NUMBER: _____

PLEASE TYPE OR PRINT LEGIBLY IN BLACK INK

ADDITIONAL BUSINESS NAME(S)

(1)
TGS Financial System

(2)
The Good Steward Financial System

(3)
The Good Steward

(4)
Griggs Home Solutions

(5)
G Mutual Investments

ADDITIONAL REGISTRANT NAME(S)

Name of Registrant – First, Middle and Last for individual or name of Corp./LLC	Name of Registrant – First, Middle and Last for individual or name of Corp./LLC
Residence Address (if Corp. or LLC enter the physical address of Corp./LLC)	Residence Address (if Corp. or LLC enter the physical address of Corp./LLC)
City State Zip	City State Zip
If Corp., or LLC, then identify state of incorporation or organization (must be registered in CA)	If Corp., or LLC, then identify state of incorporation or organization (must be registered in CA)
Name of Registrant – First, Middle and Last for individual or name of Corp./LLC	Name of Registrant – First, Middle and Last for individual or name of Corp./LLC
Residence Address (if Corp. or LLC enter the physical address of Corp./LLC)	Residence Address (if Corp. or LLC enter the physical address of Corp./LLC)
City State Zip	City State Zip
If Corp., or LLC, then identify state of incorporation or organization (must be registered in CA)	If Corp., or LLC, then identify state of incorporation or organization (must be registered in CA)
Name of Registrant – First, Middle and Last for individual or name of Corp./LLC	Name of Registrant – First, Middle and Last for individual or name of Corp./LLC
Residence Address (if Corp. or LLC enter the physical address of Corp./LLC)	Residence Address (if Corp. or LLC enter the physical address of Corp./LLC)
City State Zip	City State Zip
If Corp., or LLC, then identify state of incorporation or organization (must be registered in CA)	If Corp., or LLC, then identify state of incorporation or organization (must be registered in CA)

I HEREBY CERTIFY THAT THIS IS A CORRECT COPY OF THE ORIGINAL STATEMENT ON FILE IN MY OFFICE.

By _____, Deputy

PETER ALDANA
Assessor, County Clerk, Recorder
County of Riverside

ACR 501 (Rev 07/2014)

Available in Alternate Formats



PETER ALDANA
COUNTY OF RIVERSIDE
ASSESSOR-COUNTY CLERK-RECORDER

Assessor
(951) 955-6200

County Clerk-Recorder
(951) 486-7000

Mailing Address
P.O. Box 751
Riverside, CA 92502-0751

www.riversideacr.com
www.riversidetaxinfo.com

AFFIDAVIT OF IDENTITY – FICTITIOUS BUSINESS NAME STATEMENT

In accordance with Section 17913 of the California Business and Professions Code, the following identifying information is required to file a Fictitious Business Name Statement.

This certificate must be signed in the presence of a Notary or Deputy County Clerk

Name of Business: TGS

Registrant Name*: GRIGGS MUTUAL HOLDINGS LLC
Print Full Complete Name (e.g. First, Middle, Last or Corp./LLC/LLP)

Registrant Address: 6080 Hamner Ave. Ste 103
Street Address

Eastvale, CA 91752
City State Zip Code

I, Timothy -- Griggs, certify under penalty
(Print Full Name, e.g., First, Middle, Last)

of perjury under the laws of the State of California that I am the registrant/authorized signer who has signed this Fictitious Business Name Statement and am authorized to submit said statement to the County Clerk's Office for filing.

Complete if applicable

I am authorizing ______________________________,
(Print Full Name, e.g., First, Middle, Last)

as my Authorized Agent to submit this Fictitious Business Name Statement on my behalf.

I understand that if I willfully make a false statement on this affidavit, I may be guilty of a misdemeanor punishable by a fine not to exceed one thousand dollars ($1,000.00).

Signed on this 30 (Day) day of March (Month), 2020

[signature]
(Registrant Signature)

*If the registrant is a corporation, a limited liability company, a limited partnership, or a limited liability partnership, the county clerk will require evidence issued by the Secretary of State indicating the current existence and good standing of that business entity.

For In Person Filing Only: To be completed by Deputy County Clerk

Registrant Information:
ID #__________ Exp. Date__________ Deputy Signature__________

SEE ATTACHED
[signature]
03/30/2020

This certificate must be notarized by a Notary Public for all Mail and Third Party Submissions.

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }
County of Riverside }

Subscribed and sworn to (or affirmed) before me on this 30th day of March, 2020, by Timothy Griggs, proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

Signature

BYRON AVALOS
COMM. # 2176343
NOTARY PUBLIC - CALIFORNIA
RIVERSIDE COUNTY
COMM. EXPIRES DEC. 19, 2020

TO BE COMPLETED BY AUTHORIZED AGENT

In accordance with Section 17913 of the California Business and Professions Code, the following identifying information is required to file a Fictitious Business Name Statement.

The Agent must present ID and sign in the presence of a Deputy County Clerk.

Agent Name: ______________________________
(Print Full Name, e.g., First, Middle, Last)

Fictitious Business Name: TGS

I, ______________________________, declare
(Print Full Name, e.g., First, Middle, Last)

that I am the authorized agent filing this Fictitious Business Name Statement on behalf of the registrant.

Signed on this ____ day of __________, 20___
(Day) (Month)

____
(Authorized Agent Signature)

To be completed by Deputy County Clerk

Agent Information:
ID #____________________ Exp. Date__________ Deputy Signature____________________

IRS DEPARTMENT OF THE TREASURY
INTERNAL REVENUE SERVICE
CINCINNATI OH 45999-0023

Date of this notice: 03-18-2020

Employer Identification Number:
84-5168191

Form: SS-4

Number of this notice: CP 575 G

GRIGGS MUTUAL HOLDINGS
TGS-THE GOOD STEWARD FIN SYS
% TIMOTHY GRIGGS SOLE MBR
12523 LIMONITE AVE 440-270
EASTVALE, CA 91752

For assistance you may call us at:
1-800-829-4933

IF YOU WRITE, ATTACH THE
STUB AT THE END OF THIS NOTICE.

WE ASSIGNED YOU AN EMPLOYER IDENTIFICATION NUMBER

Thank you for applying for an Employer Identification Number (EIN). We assigned you EIN 84-5168191. This EIN will identify you, your business accounts, tax returns, and documents, even if you have no employees. Please keep this notice in your permanent records.

When filing tax documents, payments, and related correspondence, it is very important that you use your EIN and complete name and address exactly as shown above. Any variation may cause a delay in processing, result in incorrect information in your account, or even cause you to be assigned more than one EIN. If the information is not correct as shown above, please make the correction using the attached tear off stub and return it to us.

A limited liability company (LLC) may file Form 8832, *Entity Classification Election*, and elect to be classified as an association taxable as a corporation. If the LLC is eligible to be treated as a corporation that meets certain tests and it will be electing S corporation status, it must timely file Form 2553, *Election by a Small Business Corporation*. The LLC will be treated as a corporation as of the effective date of the S corporation election and does not need to file Form 8832.

To obtain tax forms and publications, including those referenced in this notice, visit our Web site at www.irs.gov. If you do not have access to the Internet, call 1-800-829-3676 (TTY/TDD 1-800-829-4059) or visit your local IRS office.

IMPORTANT REMINDERS:

* Keep a copy of this notice in your permanent records. **This notice is issued only one time and the IRS will not be able to generate a duplicate copy for you.** You may give a copy of this document to anyone asking for proof of your EIN.

* Use this EIN and your name exactly as they appear at the top of this notice on all your federal tax forms.

* Refer to this EIN on your tax-related correspondence and documents.

If you have questions about your EIN, you can call us at the phone number or write to us at the address shown at the top of this notice. If you write, please tear off the stub at the bottom of this notice and send it along with your letter. If you do not need to write us, do not complete and return the stub.

Your name control associated with this EIN is GRIG. You will need to provide this information, along with your EIN, if you file your returns electronically.

Thank you for your cooperation.

(IRS USE ONLY)   575G   03-18-2020 GRIG O 9999999999 SS-4

Keep this part for your records.   CP 575 G (Rev. 7-2007)

Return this part with any correspondence
so we may identify your account. Please   CP 575 G
correct any errors in your name or address.

9999999999

Your Telephone Number Best Time to Call   DATE OF THIS NOTICE: 03-18-2020
(   )   -   EMPLOYER IDENTIFICATION NUMBER: 84-5168191
                                           FORM: SS-4   NOBOD

INTERNAL REVENUE SERVICE   GRIGGS MUTUAL HOLDINGS
CINCINNATI OH   45999-0023   TGS-THE GOOD STEWARD FIN SYS
ldulddddddddddddallallmdddddddd   % TIMOTHY GRIGGS SOLE MBR
                                           12523 LIMONITE AVE 440-270
                                           EASTVALE, CA 91752



STATE OF CALIFORNIA
WITHHOLDING SERVICES AND COMPLIANCE MS F182
FRANCHISE TAX BOARD
PO BOX 942867
SACRAMENTO CA 94267-0651

DATE: 03/10/20

GRIGGS MUTUAL HOLDINGS LLC
12523 LIMONITE AVE # 440-270
EASTVALE CA 91752-3665

NOTICE NUMBER:
7633812200304 1
ENTITY ID: SOSL 202005910102
IN REPLY,REFER TO:
767:HW: :ICLTR

Withholding Tax at Source Requirements

You May Have California Withholding Responsibilities

We received information that your business entity may be doing business in California. Therefore, we are notifying you of your potential resident and nonresident withholding responsibilities.

Nonresident Withholding

If your business entity pays California source income to nonresidents of California, you must withhold and send Franchise Tax Board (FTB) 7 percent of all payments you make to each nonresident that exceed $1,500 in a calendar year. (California Revenue & Taxation Code Section 18662)

If your business entity does not pay California source income to nonresidents of California, this responsibility does not apply to you.

Payments Subject to Nonresident Withholding

Payments subject to nonresident withholding include, but are not limited to:
- Nonwage payments for services performed in California.
- Lease, rent, royalty, winnings, and payout income earned in California.
- Distributions from California pass-through entities (estates, trusts, partnerships, LLCs, S corporations).

Exceptions to Nonresident Withholding

Generally, you do not need to withhold if any of the following exceptions apply. The payee:
- Is qualified with the California Secretary of State to do business in California.
- Has a permanent place of business in California.
- Is an individual who is a California resident.
- Is a tax-exempt entity under California or federal law.
- Is a government entity.
- Provides only goods or materials.
- Received a withholding waiver from FTB.
- Meets one of the other exceptions listed on Form 590, *Withholding Exemption Certificate.*

Other exceptions may apply. See FTB Publication 1017, *Resident and Nonresident Withholding Guidelines*, for details on those exceptions.



FTB

STATE OF CALIFORNIA
FRANCHISE TAX BOARD
PO BOX 942857
SACRAMENTO CA 94257-0500

ADDRESS VERIFICATION NOTICE

DATE: 03/10/20
ENTITY ID:
SOSL 202005910102

NOTICE NUMBER: 7633813200304 1
GRIGGS MUTUAL HOLDINGS LLC
12523 LIMONITE AVE # 440-270
EASTVALE CA 91752-3665

We have been advised that the above business entity will be receiving returns or other documents from the Franchise Tax Board. Our records indicate that the mailing address shown above is current. If the address is incorrect, please provide the correct information below and mail this form to: Franchise Tax Board, PO Box 942857, Sacramento CA 94257-0500. If applicable, please provide any additional identification numbers.

CARE OF NAME (If Applicable)

Federal Employer Identification Number

STREET

Employment Development Department Account Number

CITY STATE ZIP

California Department of Tax and Fee Administration Account Number

NOTICE TO INCORPORATING ATTORNEY

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472900121341

FTB 4729 (REV 12-2017)

From:	dsmmssqladmin@dnb.com
Sent:	Thursday, March 26, 2020 4:00 PM
To:	Tim Griggs
Subject:	D-U-N-S Number Request/Update Completed

Your D-U-N-S Number request/update submitted on 2020-03-18with ID Number 102122-890671 has been completed. You may start using your number in 7 days.

D-U-N-S Number: 047681483

Resolution Description: Match Found via host investigation, host database updated

The following information was submitted as part of your request:
Business Name: Griggs Mutual Holdings, LLC (dba TGS-The Good Steward)
City: Eastvale
Country: UNITED STATES

Thank you for using D&B's Mini Investigation Service.